July 9, 2012

Via EDGAR

Ms Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Responses to Comments of the Staff of the Securities and Exchange Commission to the Form F-3 of Tower Semiconductor Ltd. filed on May 31, 2012 (File No. 333-181805)

Dear Ms. Ravitz:

This letter sets out the responses of Tower Semiconductor Ltd. (the "Company") to the comments of the staff of the United States Securities and Exchange Commission (the "Commission") contained in the Commission’s letter dated June 22, 2012 (the "Comment Letter") with respect to the Form F-3 of the Company (the "Form F-3"), filed with the Commission on May 31, 2012 via EDGAR.

For the convenience of the staff, we have numbered each of our responses to correspond to the numbered comments in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

Form F-3

General

1.
We note disclosure on pages 5, 58 and 66 and from Israel Corporation’s website regarding the common control among your company, Israel Corporation and the Ofer Brothers Group. We note from Israel Corporation’s website that Qoros is a joint venture it has with China’s Chery Automobile to manufacture and market vehicles, and we note 2011 news articles reporting that Chery has manufacturing bases in Iran and Syria, has dealerships in Iran, Syria and Cuba, and sells cars in Sudan. We also note from the U.S. Department of State’s website that it sanctioned the Ofer Brothers Group in 2011 for selling a tanker to the Islamic Republic of Iran Shipping Lines, which is on the list of Specially Designated Nationals maintained by the U.S. Department of Treasury. Iran, Syria, Sudan and Cuba are identified by the U.S. Department of State as state sponsor of terrorism and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements. Your response should describe any services, products technology or components you have provided to Iran, Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response

The Company does not have any past, current, or anticipated contacts with Iran, Syria, Sudan or Cuba, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements.  The Company has not provided any services, products technology or components to Iran, Syria, Sudan or Cuba, and is not a party to any agreements, commercial arrangements (and does not maintain other contacts) with the governments of those countries or entities controlled by those governments.

While Israel Corporation is one of the Company’s stakeholders, the Company has no control, influence or involvement with China’s Chery Automobile.  In addition, Tower has been informed by the Israel Corporation that on August 26, 2011, the U.S. Department of State cleared Ofer Brothers Group of any and all involvement with selling a tanker to an Iranian entity.

        The Company routinely reviews its foreign exports for compliance with all relevant U.S., Israeli and Japanese export control laws.  Based on its review of those laws and the Company’s activities, the Company believes that it complies with applicable U.S., Israeli and Japanese laws and regulations regarding the imposition of sanctions on particular countries and entities.

2.
Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba. Please also discuss the potential for reputational harm resulting from Ofer Brothers Group being sanctioned for dealing with a Specially Designated National.

Response

As indicated in foregoing response, the Company does not have any past, current or anticipated contacts with Iran, Syria, Sudan and Cuba, whether through subsidiaries, affiliates, or other direct or indirect arrangements. From a quantitative perspective, the Company has received no revenues and has no assets in or otherwise associated with these countries. From a qualitative perspective, the Company, to the best of its knowledge, has not experienced negative investor sentiment to date as a result of the sanctions which were imposed on Ofer Brothers Group on May 24, 2011 and which Tower was informed were subsequently reversed by the U.S. Department of State three months later on August 26, 2011, and does not expect negative sentiment or other reputational harm going forward. The Company believes its existing disclosure in this respect to be adequate.  The Company plans to continue to monitor and ensure its compliance with all applicable laws and expects to be evaluated by investors on that basis. As a result, the Company does not believe that the activities and operations described above constitute a material investment risk for the Company.

Please telephone the undersigned at (+972) 3 608 7726 if you have any questions or need additional information.

Sincerely, /s/ David Schapiro David Schapiro

cc:	Louis Rambo (Securities and Exchange Commission) Nati Somekh (Tower Semiconductor Ltd.) Sheldon Krause (Eilenberg & Krause LLP)

1 Azrieli Center, Tel Aviv 67021, Israel | Tel: (+972) 3 608 7777 | Fax: (+972) 3 608 7724

31  Hillel Street, Jerusalem 94581, Israel | Tel: (+972) 2 623 9239 | Fax: (+972) 2 623 9233

www.arnon.co.il | info@arnon.co.il